UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41324

AKANDA CORP.

(Exact Name of Registrant as Specified in Charter)

Akanda Corp.
1a, 1b Learoyd Road
New Romney TN28 8XU, United Kingdom
Tel: +44 (203) 488-9514

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Exhibit Index

On October 2, 2024, Akanda Corp. issued a press release announcing the pricing of its underwritten public offering, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit Number	Description
99.1	Akanda Corp. Announces Pricing of Underwritten Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 2, 2024

AKANDA CORP. (Registrant)

By:	/s/ Katharyn Field
Name:	Katharyn Field
Title:	Interim Chief Executive Officer and Director

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